

January 31, 2013

BY FAX AND U.S. MAIL

Darin D. Smith
Managing Assistant General Counsel
Transamerica Life Insurance Company
4333 Edgewood Road NE
Cedar Rapids, IA 52499

      Re: Transamerica Life Insurance Company
              Separate Account VA B
              Initial Filing to Form N-4 Registration Statement (File No. 333-185573)

              Transamerica Financial Life Insurance Company
              Separate Account VA BNY
              Initial Filing to Form N-4 Registration Statement (File No. 333-185574)

Dear Mr. Smith,

The staff has reviewed the above-referenced initial registration statements for Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (together "Transamerica"), which the Commission received on December 20, 2012. The registration statements received a full review. Based on our review, we have the following comments.

1. **Cover page** – Please clarify or explain supplementally what is intended by the statement "…nor are we acting for any tax-advantaged retirement plan." (page 2)

2. **Optional Guaranteed Benefits (Introduction) –** Please consider using the term "Liquidity Rider" consistently, rather than "L-Share Rider." Using the term "Liquidity Rider" consistently may be less confusing as it applies only to B-Share investors and does not apply to L-Share investors. (page 5) The Fee Table uses the term "Liquidity Rider" as does the "Expenses" disclosure. (page 23)

3. **Choose Optional Guaranteed Benefits** – Please consider revising the categories listed to accurately reflect the nature of the riders. (*e.g.*, The Guaranteed Principal Solution is not only a lifetime withdrawal benefit; and the Retirement Income Choice 1.6 also offers an optional death benefit.) Please also disclose which optional guaranteed benefits are mutually exclusive. (page 5)

4. **Fee Table -** Please clarify that the Guaranteed Principal Solution is based on a percentage of the <u>principal back</u> total withdrawal base. (page 7)

5. **Fee Table** – Please consider explaining difference between "Additional Death Distribution (annual charge based on policy value)" and "Additional Death Distribution + (annual charge based on policy value)." These line items look almost identical with the exception of the charges and the "+" sign.

6. **Notes to Fee Table and Expense Example** (pages 8-10)

    a. Many of the notes in this section do not relate to a fee table line item. Please revise the fee table and the accompanying notes accordingly.

    b. Please briefly describe the withdrawal base in a note to the fee table, including the initial value.

7. **Expense Example** – Please include the 5- and 10-year periods in the expense example or explain supplementally that you fall within the definition of a "new registrant" under instr. 22 of item 3 of Form N-4. (page 8)

8. **Expense Example** – Please add the term "Rider" after "B-Share w/Liquidity" in the Expense Example. (page 8)

9. **The Annuity** - The prospectus states that "[t]his prospectus generally describes policies issued on or after the date of this prospectus." Please note that this statement will not necessarily be accurate when the prospectus is updated subsequent to the time it is first used. (page 11)

10. **Premium Payments** -- Please clarify the circumstances under which the registrant may restrict or refuse additional purchase payments. (page 13)

11. **Policy Value – Premium Enhancement (X-Share)** (page 13-14)

    a. Please explain supplementally to the staff whether the registrant has obtained exemptive relief under Section 6(c) from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Investment Company Act of 1940 (the "1940 Act") and Rule 22c-l thereunder to offer and recapture a credit enhancement of up to seven percent. If the registrant has not obtained that relief, please explain supplementally why the recapture of the premium enhancement does not cause the need for exemptive relief from the redeemability provisions of the 1940 Act.

    b. The prospectus states that "[o]nce we have received all necessary regulatory approvals, we may take back or "recapture" . . ." Please explain supplementally what regulatory approvals you seek to receive. In addition, please clarify to the extent accurate that you are not currently recapturing credit enhancements and explain what kind of notice will be provided when you will recapture any credit enhancements.

    c. The prospectus states that any bonus amount may be reduced to 0.25%. Please explain under what circumstance the X-share class offering a 0.25% credit enhancement might be a more appropriate class of contract than the B-share class of contract.

12. **Premium Payments** – Please explain the potential inconsistency between the first sentence under the underlined section, "Maximum Total Premium Payments," which says, "(F)or issue ages 0-80, we reserve the right to reject cumulative premium payments over $1,000,000…" and the last sentence that says, "(W)e reserve the right to restrict or refuse any premium payment." (page 13)

13. **Annuity** – Please remove extraneous language in the disclosure documents. For example, please consider removing the references to "generally" in the following sentence, "(T)ax deferral means you generally are generally not taxed until you take money out of your annuity." (page 11) Holidays are generally not market days. (page 13)

14. **Annuity** – Please consider adding a sentence in the sixth paragraph that states the Fixed Account may not always be available (page 11) so it is consistent with the disclosure on page 17.

15. **Addition, Deletion, or Substitution of Investments** –The disclosure states that, at Transamerica's discretion, subaccounts may be closed to new investment. Please explain supplementally whether notice is given when a subaccount is closed to new investment. (page 16)

16. **Fixed Account** – Please explain supplementally when the fixed account will not always be available. (page 17)

17. **Market Timing and Disruptive Trading (p. 20)** – Please explain the term "Portfolio Asset Management." (page 20)

18. **Surrender Charges** – Please explain briefly where the "8%" figure comes from. (page 23)

19. **Surrender Charges** – In the sixth paragraph under the heading, "Surrender Charges," please provide the free amount in parentheses after "…surrender charge free amount" (*e.g.* 10% of premium payments). (page 23)

20. **Special Services Fees** – In addition to overnight delivery, please explain supplementally what might be contemplated as a special service subject to the special services fee. (page 24)

21. **Death Benefit** – Each death benefit discusses an adjusted partial surrender. Please revise the disclosure to direct the reader to an explanation of this adjustment (page 35-37).

22. **Additional Death Distribution** (page 50-51)

   a. Please revise the fourth bullet point under "Rider earnings equal", as the disclosure, as written, uses the defined term ("rider earnings") it intends to define.

b. The disclosure describes the current Additional Death Distribution Factor. Please explain when this factor might change, who such a change might apply to, and any minimum factor if the factor can change for existing contract owners. This comment applies equally to the Additional Death Distribution + benefit.

23. **Additional Death Distribution +** – Please revise the first bullet point under the heading Additional Death Distribution + Benefit Amount to clarify whether "all rider fees" refers to all optional riders available under the contract or only the Additional Death Distribution + rider fee. (page 52)

24. **Guaranteed Lifetime Withdrawal Benefits** – Please add, "if any" in the last sentence of this section (*i.e.* "You should consult with tax and financial professionals to determine which of these riders, **if any**, is appropriate for you.") (page 56)

25. **Guaranteed Minimum Accumulation Benefit** – Under the "(P)lease note" section, please add language to the effect that the policy holder will lose the fees they have paid up to the point of terminating the policy or receiving annuity payments. (page 59)

26. **Guaranteed Principal Solution Method –** Under the section "Portfolio Allocation Method," explain supplementally if Transamerica provides notice when it transfers amounts back and forth using the PAM method. (page 62)

27. **Portfolio Allocation Method** – Please revise the definition of variable for the "d1" calculation. Separating defined variables by a hyphen may confuse readers as they may mistake such a symbol for a minus sign. (page 64)

28. **The Daily Rebalancing Formula – Mathematical Model** – Please consider removing the detailed formula from the body of the prospectus, and instead, refer to the formula which is contained in an Appendix to the prospectus. (page 64)

29. **Income Link Rider– Base Benefit** (page 66 - 69)

a. Please revise the phrase ". . . unless your withdrawal base is reduced to zero because of any a non-Income [Link] rider systematic withdrawal . . ." for clarity.

b. Please clarify whether a step-up is considered to occur each rider anniversary; or only when the step-up would increase the withdrawal base. This comment also applies to Retirement Income Choice 1.6.

30. **Retirement Income Choice 1.6 Fees** – Please include a brief example of the fee calculation when there are investments in more than one designated investment group. (page 90)

31. **State Variations –** Please change the word "deliver" to "delivery" under the Connecticut disclosure. (page 92)

32. **Additional Death Distribution Rider –** Please provide disclosure regarding how "Base Policy Death Benefit on the date of Death Benefit Calculation" is calculated (Example 1 = $200,000; Example 2=$100,000). (page 115)

33. **Guaranteed Lifetime Withdrawal Benefit Comparison Table** – Please clarify that the disclosed charges are the <u>current</u> rider charge. (page 120)

34. **Riders –** Please consider lettering or numbering the riders in the appendices for easier reading (*i.e.* Appendix A, B, C, etc.).

35. **Powers of Attorney** – Please revise and resubmit the powers of attorney provided as an exhibit to the filings so that they will "relate to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

36. **Members Variable Annuity Series** – File No. 333-185573 contains a second prospectus, Members Variable Annuity Series. Please obtain an EDGAR class identifier for this second prospectus. In addition, please remove all references to Transamerica Financial Life Insurance Company and Separate Account BNY as this contract is not being offered through these issuers.

37. **Series and Class Identifiers –** Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

38. **Guarantees and Support Agreements –** Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

39. **Financial Statements, Exhibits, and Other Information –** Please confirm that the financial statements, exhibits, and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

40. **Tandy Representation –** We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6478. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at vroman-leea@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel
Office of Insurance Products